For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 18-K/A
AMENDMENT NO. 5 TO
ANNUAL REPORT
of
PROVINCE OF ONTARIO
(Canada)
(Name of Registrant)

Date of end of last fiscal year: March 31, 2008
SECURITIES REGISTERED*
(As of the close of the fiscal year)

	Amounts as to which	Names of exchanges
Title of Issue	registration is effective	on which registered
N/A	N/A	N/A

Name and address of persons authorized to receive notices and communications from the Securities and Exchange Commission:
Vera Nicholas-Gervais
Counsellor (Intergovernmental Relations)
Provincial, Territorial and Parliamentary Affairs
Embassy of Canada
501 Pennsylvania Avenue N.W.
Washington, D.C. 20001

Copies to:
Christopher J. Cummings
Shearman & Sterling
Commerce Court West, 199 Bay Street
Suite 4405, P.O. Box 247
Toronto, Ontario, Canada M5L 1E8
* The Registrant is filing this annual report on a voluntary basis.

PROVINCE OF ONTARIO
     The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended March 31, 2008 (the “Annual Report”) as follows:
     The following additional exhibit is added to the Annual Report:

Exhibit (i)	Province of Ontario Estimated Deficit Update

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to the annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Toronto, Ontario.

PROVINCE OF ONTARIO (Name of registrant)
June 5, 2009	By:	/s/ Irene Stich
		Name:	Irene Stich
		Title:	Director, Capital Markets Operations Capital Markets Division Ontario Financing Authority

Exhibit Index

Exhibit (i):	Province of Ontario Estimated Deficit Update